Bowen Acquisition Corp

420 Lexington Avenue, Suite 2446

New York, New York 10170

December 17, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bowen Acquisition Corp
Registration Statement on Form S-4
File No. 333-282021

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bowen Acquisition Corp hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, December 18, 2024, or as soon thereafter as practicable.

Sincerely,

/s/ Jiangang Luo
Jiangang Luo, Chief Executive Officer